FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑      Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐      No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated November 6, 2007;

2.	Extract of the Consolidated Financial Statements of Quebecor Media Inc. and its Subsidiaries for the period ended September 30, 2007; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 9-Month Period ended September 30, 2007.

November 6, 2007
For immediate release
Quebecor Inc. Announces Third Quarter 2007 Results of Quebecor Media Inc.,
a 54.7% Held Subsidiary
Highlights
➢	Quebecor Media Inc. posts revenues of $834.6 million in the third quarter of 2007, up $116.0 million (16.1%) from the third quarter of 2006.

➢	Operating income up $58.4 million (29.9%) to $253.6 million.

➢	Net income up $38.2 million (82.0%) to $84.8 million.

➢	Cable segment adds 70,100 cable telephone customers, the largest quarterly increase, in absolute numbers, since the service was launched in the first quarter of 2005.

➢	Quarterly customer growth for Cable segment’s other services: 45,000 for cable Internet access, 31,700 for all cable television services combined (including a 41,200 customer increase for illico Digital TV), and 8,000 for wireless telephone service.

➢	Quebecor Media acquires all outstanding units of Osprey Media Income Fund (“Osprey Media”) for total cash consideration of $414.4 million (excluding assumed liabilities).

➢	October 5, 2007: Quebecor Media completes placement of US$700.0 aggregate principal amount of Senior Notes.
Montréal, Québec — Quebecor Media Inc. reported third quarter 2007 revenues of $834.6 million, a $116.0 million (16.1%) increase. All of Quebecor Media’s business segments posted higher revenues. Quebecor Media’s operating income increased by $58.4 million (29.9%) to $253.6 million in the third quarter of 2007, mainly because of higher operating income in the Cable segment ($39.3 million or 29.5%), as well as increases in Newspapers ($13.3 million or 28.4%, including $9.3 million attributable to Osprey Media) and Broadcasting ($7.0 million or 145.8%).
“Quebecor Media continued growing its revenues, operating income and net income in the third quarter of 2007,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “The strong performance was spearheaded by the Cable segment, which once again posted substantial increases in the customer base for its cable telephone, Internet access and digital cable television services. The Newspapers and Broadcasting segments also improved their operating results. Considering the outstanding performance of Quebecor Media in the third quarter, in fact the best ever for Quebecor Media in a third quarter, and a favorable outlook, the Board of Directors of Quebecor Media decided to increase the annual dividend payable to Quebecor Media’s shareholders, in order to be comparable to the industry, taking into account Quebecor Media’s financial profile. As a result, Quebecor Media has just declared a

$65 million dividend on common shares, which brings cumulative dividends to $110.0 million for 2007. The subsidiary expects next year’s dividend to be between $75 and $100 million, subject to corporate approvals. Quebecor Media doesn’t expect such dividend payout to impair its ability to improve its financial ratios in the future.”
Quebecor Media Inc.
Third quarter revenues and operating income, 2003 — 2007
(in millions of Canadian dollars)

	Q3-2007	Q3-2006	Q3-2005	Q3-2004	Q3-2003

Revenues	$834.6	$718.6	$650.9	$589.9	$541.8
Operating income	253.6	195.2	175.4	169.7	134.5

Quebecor Media generated net income of $84.8 million in the third quarter of 2007, compared with $46.6 million in the same quarter of 2006. The $38.2 million (82.0%) increase was mainly due to the $58.4 million increase in operating income.
Year-to-date
Quebecor Media’s year-to-date revenues increased by $246.6 million (11.4%) to $2.40 billion. All of Quebecor Media’s business segments without exception reported higher revenues. Operating income rose by $115.4 million (20.6%) to $676.7 million, mainly because of higher operating income in the Cable segment ($94.3 million or 25.3%), as well as increases in Broadcasting ($13.4 million or 57.8%), Leisure and Entertainment ($7.4 million or 79.6%) and Newspapers ($5.2 million or 3.6%). Excluding the impact of the consolidated stock option expense, the increase in year-to-date operating income was 24.4%, compared with 8.0% in the same period of 2006.
Year-to-date net income was $214.7 million, compared with a $72.6 million net loss in the same period of 2006. The $287.3 million improvement was due primarily to the favourable impact on the analysis of the 2007 numbers of the recognition in the first nine months of 2006 of a $342.1 million loss on debt refinancing. The $115.4 million increase in operating income was also a factor in the improvement.
Dividend declared by Quebecor Media Inc.
Quebecor Media declared a $65.0 million dividend on common shares as of November 5, 2007, which brings cumulative dividends to $110.0 million for 2007.
Release of Quebecor World Inc., Quebecor Media Inc. and Quebecor Inc. financial results
The consolidated financial results for the interim period ended September 30, 2007 of Quebecor Inc., which are based on the financial results of Quebecor Media and Quebecor World, will be released on November 8, 2007. Quebecor World will release its consolidated financial statements for the third quarter of 2007 on November 7, 2007.

From now on, Quebecor Media, a corporation in which Quebecor Inc. and CDP Capital d’Amérique Investissements Inc. own 54.72% and 45.28% respectively of the voting and equity interest, will release its financial results immediately after all required approvals are obtained, which may be before or after those of Quebecor World for the same period. This will accelerate the public disclosure of material information about Quebecor Media and will benefit the investor community. Quebecor Media will host its own quarterly conference call. Since Quebecor World also hosts a separate conference call to discuss its quarterly financial results, Quebecor Inc. will no longer host such a call but will issue a press release containing its consolidated financial statements.
In light of the new disclosure policy of Quebecor Media, Quebecor inc. would like to remind investors that the financial results of Quebecor Media might not be indicative of the financial performance of Quebecor inc. on a consolidated basis.
Conference call for investors and webcast
Quebecor Inc. will hold a conference call to discuss Quebecor Media’s results for the third quarter and first nine months of 2007 on November 6, 2007, at 4:00 p.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 97369#. A tape recording of the call will be available from November 6 through December 5, 2007, by dialling 1 877 293-8133, access code 515919#. The conference call will also be broadcast live on the Quebecor Inc. website at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor Inc.’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor Inc.’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks, risks related to tax changes and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor Inc.’s actual results to differ from current expectations, please refer to Quebecor Inc.’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor Inc.’s Management Discussion and Analysis for the year ended December 31, 2006 and the “Risk Factors” section of Quebecor Inc.’s 2006 Annual Information Form.

The forward-looking statements in this press release reflect Quebecor Inc.’s expectations as of November 6, 2007, and are subject to change after that date. Quebecor Inc. expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.
Quebecor Inc.
Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Quebecor Media’s Newspapers segment, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station SUN TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video-game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Information:
Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 877-5117	(514) 947-6672 (mobile)
lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS
Cable segment
The Cable segment generated revenues of $394.6 million in the third quarter of 2007, a $63.9 million (19.3%) increase due mainly to customer growth.
The Cable segment’s total operating income increased by $39.3 million (29.5%) to $172.3 million, mainly because of the growth in the customer base for all services, increases in some rates, and the reversal of current Canadian Radio-television and Telecommunications Commission (CRTC) Part II licence fee accruals in the amount of $11.1 million following the notice issued on October 1, 2007.
During the third quarter of 2007, the Cable segment added:
➢	70,100 customers to its cable telephone service, the largest quarterly increase since the service was launched in the first quarter of 2005 (increase of 60,900 in 2006)

➢	45,000 customers for cable Internet access (43,900 in 2006)

➢	31,700 customers for all cable television services combined TV (31,500 in 2006), i.e., net increase for analog service and illico Digital, including 41,200 more customers for illico Digital TV (39,900 in 2006).

➢	8,000 phones for wireless telephone service.

Cable segment end-of-quarter customer numbers since first quarter 2006
(in thousands of customers)

	Sept. 07	June 07	March 07	Dec. 06	Sept. 06	June 06	March 06

Cable TV
Analog	896.0	905.4	929.8	948.8	967.4	975.8	1,007.6
Digital	720.3	679.1	652.9	623.6	585.3	545.4	512.4

Total Cable TV	1,616.3	1,584.5	1,582.7	1,572.4	1,552.7	1,521.2	1,520.0
Cable Internet	898.9	853.9	827.9	792.0	754.5	710.6	681.8
Cable telephone	573.8	503.7	448.7	397.8	344.1	283.2	227.0
Wireless telephone	38.7	30.7	20.3	11.8	0.8	—	—

The Cable segment’s monthly average revenue per user (ARPU) increased by $10.24 (16.4%) from $62.42 in the third quarter of 2006 to $72.66 in the third quarter of 2007.
On a year-to-date basis, the Cable segment recorded revenues of $1.13 billion, an increase of $178.7 million (18.9%). Operating income rose by $94.3 million (25.3%) to $467.0 million. Excluding the stock option expense, the Cable segment’s year-to-date operating income increased by 30.0%, compared with a 22.8% increase in the same period of 2006.

Newspapers segment
The Newspapers segment’s revenues rose by $38.6 million (17.5%) to $259.5 million in the third quarter of 2007, mainly as a result of the impact of the acquisition of Osprey Media, which closed in August 2007. Excluding the impact of that acquisition, the Newspapers segment’s revenues increased by $2.7 million. Advertising revenues grew by 3.0%, primarily due to increases at the free dailies and community newspapers. Circulation revenues decreased by 6.9% while distribution, commercial printing and other revenues combined increased by 3.1%, mainly because of higher printing revenues. Still excluding the acquisition of Osprey Media, revenues increased by 1.6% at the urban dailies and by 1.3% at the community newspapers. Within the urban dailies group, revenues of the free dailies increased by 69.1% due to excellent results posted by the Montréal, Toronto and Vancouver dailies, and the launch of free dailies in Ottawa and Ottawa-Gatineau in November 2006, and in Calgary and Edmonton in February 2007.
The Newspapers segment’s operating income totalled $60.1 million in the third quarter of 2007, a $13.3 million (28.4%) increase attributable primarily to the impact of the acquisition of Osprey Media ($9.3 million) and improved operating results. Excluding the acquisition of Osprey Media, investments related to the launch of four new free dailies (in Ottawa, Ottawa-Gatineau, Calgary and Edmonton), charges related to Quebecor Media’s stock option plan, and the favourable impact on the quarterly results of the labour dispute at Le Journal de Québec, operating income was $54.5 million, a $5.8 million increase which reflects the positive impact of restructuring initiatives, an 87.2% decrease in operating losses at the free dailies on a comparable basis (i.e. at the Montréal, Toronto and Vancouver dailies), and a 15.4% increase in operating income at the dailies in the Western Group. Excluding the launch of the four new free dailies and the favourable impact on the quarterly results of the labour dispute at Le Journal de Québec, operating income from the urban dailies increased by $13.8%. Excluding the impact of the acquisition of Osprey Media, operating income increased by 10.6% at the community newspapers.
On a year-to-date basis, the Newspapers segment’s revenues were up $40.1 million (5.9%) to $721.6 million, also as a result of the acquisition of Osprey Media. Excluding the impact of that acquisition, year-to-date revenues grew by $4.2 million.
Year-to-date operating income increased by $5.2 million (3.6%) to $149.3 million. The impact of the acquisition of Osprey Media ($9.3 million) was partially offset by investments related to the launch of four new free dailies in Ottawa, Ottawa-Gatineau, Calgary and Edmonton, one-time costs related to the labour dispute at Le Journal de Montréal, the impact of the labour dispute at Le Journal de Québec, and variances in the charge for Quebecor Media’s stock option plan. Excluding these items, operating income totalled $154.9 million in the first nine months of 2007, a $7.3 million (5.0%) increase.
In August 2007, Quebecor Media acquired all outstanding units of Osprey Media for a total cash consideration of $414.4 million (excluding assumed liabilities). Osprey Media is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers, together with shopping guides, magazines and other publications. The addition of Osprey Media’s properties makes Quebecor Media’s Newspapers segment the largest newspaper publisher in Canada.
According to the latest NADbank survey for the one-year period ended June 30, 2007, Le Journal de Montréal remains the newspaper with the largest readership in the greater Montréal area,

seven days a week. Le Journal de Montréal has 1,182,000 readers per week in the Montréal area, 385,100 or 48.3% more than its closest rival. It is the largest gap between the two newspapers since NADbank began conducting annual surveys in 1993.
Broadcasting segment
The Broadcasting segment recorded revenues of $91.6 million in the third quarter of 2007, an increase of $12.6 million (15.9%). Revenues from broadcasting operations increased by $7.4 million, primarily as a result of higher advertising revenues at the TVA Network, as well as higher subscription and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery), higher revenues at Shopping TVA and an increase in revenues from commercial production. Revenues from distribution operations increased by $1.5 million, mainly because of higher revenues from video releases. Revenues from publishing operations increased by $2.0 million, mainly because of the impact of the acquisition in November 2006 of the interest in the publications TV Hebdo and TV 7 Jours that Quebecor Media did not already hold and an increase in advertising revenues.
The Broadcasting segment recorded operating income of $11.8 million in the third quarter of 2007, a $7.0 million (145.8%) increase. Operating income from broadcasting operations increased by $3.9 million in the third quarter of 2007, primarily because of a $3.2 million reversal of current CRTC Part II licence fee accruals following the notice issued on October 1, 2007. The impact of higher advertising revenues at the over-the-air stations and the specialty channels was offset by increases in some operating costs, including content costs at the TVA Network. Operating income from distribution operations increased by $1.0 million, mainly because of higher revenues from video releases. Operating income from publishing operations increased by $1.6 million, mainly because of the impact of the revenue increases and reductions in some operating expenses, including printing costs.
On a year-to-date basis, the Broadcasting segment’s revenues increased by $18.0 million (6.6%) to $291.4 million and its operating income increased by $13.4 million (57.8%) to $36.6 million.
Leisure and Entertainment segment
The Leisure and Entertainment segment’s revenues increased by $6.4 million (8.7%) to $79.6 million in the third quarter of 2007 due to an 11.9% increase in the revenues of Quebecor Media Book Group Inc. and a 3.7% increase in the revenues of Archambault Group Inc. The growth in the revenues of Quebecor Media Book Group in the third quarter of 2007 was mainly due to increased revenues from distribution and from textbook sales.
The Leisure and Entertainment segment’s operating income rose by $0.3 million (3.4%) to $9.1 million in the third quarter of 2007, essentially due to increased operating income from all of Archambault Group’s operations, which was partially offset by decreased operating income at Quebecor Media Book Group due primarily to increases in some operating costs.
On a year-to-date basis, the Leisure and Entertainment segment’s revenues increased by $15.7 million (7.5%) to $226.4 million and its operating income increased by $7.4 million (79.6%) to $16.7 million.

Interactive Technologies and Communications segment
The Interactive Technologies and Communications segment’s revenues rose by $1.8 million (10.5%) to $19.0 million in the third quarter of 2007, mainly because of the recruitment of new customers, which was partially offset by lower revenues in the United States.
The segment’s operating income increased by $0.2 million (16.7%) to $1.4 million in the third quarter of 2007. Favourable variances in some operating costs, including a decrease in charges related to Nurun Inc.’s stock option plan, were partially offset by the impact of the decrease in revenues in the United States.
On a year-to-date basis, revenues of the Interactive Technologies and Communications segment were $61.9 million, an $8.0 million (14.8%) increase, and its operating income was $2.8 million, a $1.4 million (-33.3%) decrease.
Internet/Portals segment
Revenues of the Internet/Portals segment totalled $11.5 million in the third quarter of 2007, an increase of $1.9 million (19.8%). At the special-interest portals, revenues increased by 28.9% due primarily to revenue growth at jobboom.com, reseaucontact.com and micasa.ca. At the general-interest portals, revenues grew by 7.8% compared with the third quarter of 2006 due to increased advertising revenues and an increase in technical support to customers following web site creation.
Operating income decreased by $1.7 million (-63.0%) to $1.0 million in the third quarter of 2007. The revenue growth did not entirely offset the unfavourable impact of increases in some operating costs, including labour and advertising and promotion costs. These cost increases were caused in part by the introduction of a new business development strategy and investments in new products.
On a year-to-date basis, the Internet/Portals segment’s revenues increased $4.6 million (15.3%) to $34.6 million and its operating income decreased by $4.5 million (-52.3%) to $4.1 million.
The jobboom.com specialty site passed the 2-million member mark in Canada. Membership has grown by an average 250,000 per year since 2003.
Financing activities
On July 23, 2007, Quebecor Media exercised its option to pay down the Additional Amount payable to The Carlyle Group for a total cash consideration of $127.2 million.
On October 5, 2007, Quebecor Media completed a placement of US$700.0 million aggregate principal amount of Senior Notes. The Senior Notes were sold at a price equivalent to 93.75% of face value, bear 7 3/4% interest (an effective rate of 8.81%) and mature on March 15, 2016. Quebecor Media used the net proceeds of US$672.9 million (including accrued interest of $16.6 million) from the placement, as well as its cash and cash equivalents, to repay cash advances in the amount of $420.0 million drawn under the Senior Bridge Facility entered into to finance the acquisition of Osprey Media, to repay cash advances of $179.7 million drawn under Sun Media Corporation’s term loan B, and to settle the $106.0 million liability related to derivative financial instruments connected to the term loan B.

Definitions
Operating income
In its analysis of operating results, Quebecor Inc. defines operating income or loss, as reconciled to (net loss) net income under Canadian generally accepted accounting principles (GAAP), as (net loss) net income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, impairment of goodwill, (loss) gain on re-measurement of exchangeable debentures and of a portfolio investment, loss on debt refinancing, (loss) gain on sales of businesses and other assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. Quebecor Inc. considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. Quebecor Inc. management and its Board of Directors use this measure in evaluating its consolidated results as well as results of Quebecor Inc.’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of Quebecor Inc. and its segments. Operating income is also relevant because it is a significant component of Quebecor Inc.’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in Quebecor Inc.’s segments. Quebecor Inc. also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which Quebecor Inc. is engaged. Quebecor Inc.’s definition of operating income may not be the same as similarly titled measures reported by other companies. The table below reconciles Quebecor Media’s operating income with the closest Canadian GAAP measure.

Quebecor Media Inc.
Reconciliation of operating income with net income (net loss) as disclosed in the consolidated financial statements
(in millions of Canadian dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2007	2006	2007	2006

Operating income
Cable	$172.3	$133.0	$467.0	$372.7
Newspapers	60.1	46.8	149.3	144.1
Broadcasting	11.8	4.8	36.6	23.2
Leisure and Entertainment	9.1	8.8	16.7	9.3
Interactive Technologies and Communications	1.4	1.2	2.8	4.2
Internet/Portals	1.0	2.7	4.1	8.6
Head office	(2.1)	(2.1)	0.2	(0.8)

	253.6	195.2	676.7	561.3
Amortization	(72.7)	(64.3)	(214.5)	(192.4)
Financial expenses	(55.0)	(52.7)	(167.8)	(167.0)
Reserve for restructuring of operations, impairment of assets and other special charges	(3.0)	(1.7)	(15.1)	(9.4)
Loss on debt refinancing	—	(10.5)	—	(342.1)
Other	—	(0.5)	0.4	1.0
Income tax	(35.5)	(17.6)	(59.2)	82.3
Non-controlling interest	(2.6)	(1.3)	(11.0)	(7.2)
Income (loss) from discontinued operations	—	—	5.2	0.9

Net income (net loss)	$84.8	$46.6	$214.7	$(72.6)

Average Monthly Revenue per User
Average monthly revenue per user (ARPU) is an industry metric that Quebecor Inc. uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and Quebecor Inc.’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. Quebecor Inc. calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

REVENUES
Cable	$394.6	$330.7	$1,125.3	$946.6
Newspapers	259.5	220.9	721.6	681.5
Broadcasting	91.6	79.0	291.4	273.4
Leisure and Entertainment	79.6	73.2	226.4	210.7
Interactive Technologies and Communications	19.0	17.2	61.9	53.9
Internet/Portals	11.5	9.6	34.6	30.0
Head office and inter-segment	(21.2)	(12.0)	(60.2)	(41.7)

	834.6	718.6	2,401.0	2,154.4
Cost of sales and selling and administrative expenses	581.0	523.4	1,724.3	1,593.1
Amortization	72.7	64.3	214.5	192.4
Financial expenses	55.0	52.7	167.8	167.0
Reserve for restructuring of operations and other special charges	3.0	1.7	15.1	9.4
Loss on debt refinancing	—	10.5	—	342.1
Other	—	0.5	(0.4)	(1.0)

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	122.9	65.5	279.7	(148.6)
Income taxes:
Current	3.4	1.5	(2.7)	4.1
Future	32.1	16.1	61.9	(86.4)

	35.5	17.6	59.2	(82.3)

	87.4	47.9	220.5	(66.3)
Non-controlling interest	(2.6)	(1.3)	(11.0)	(7.2)

INCOME (LOSS) FROM CONTINUING OPERATIONS	84.8	46.6	209.5	(73.5)
Income from discontinued operations	—	—	5.2	0.9

NET INCOME (LOSS)	$84.8	$46.6	$214.7	$(72.6)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Income before amortization, financial expenses, reserve for restructuring of operations and other special charges, loss on debt refinancing and other
Cable	$172.3	$133.0	$467.0	$372.7
Newspapers	60.1	46.8	149.3	144.1
Broadcasting	11.8	4.8	36.6	23.2
Leisure and Entertainment	9.1	8.8	16.7	9.3
Interactive Technologies and Communications	1.4	1.2	2.8	4.2
Internet/Portals	1.0	2.7	4.1	8.6
General corporate (expenses) revenue	(2.1)	(2.1)	0.2	(0.8)

	$253.6	$195.2	$676.7	$561.3

Amortization
Cable	$54.9	$49.3	$163.8	$146.3
Newspapers	11.5	9.4	31.1	27.3
Broadcasting	3.2	3.3	9.8	10.5
Leisure and Entertainment	1.9	1.5	6.0	5.5
Interactive Technologies and Communications	0.7	0.4	2.2	1.2
Internet/Portals	0.4	0.2	1.1	0.6
Head Office	0.1	0.2	0.5	1.0

	$72.7	$64.3	$214.5	$192.4

Additions to property, plant and equipment
Cable	$78.7	$74.9	$235.8	$216.8
Newspapers	17.8	26.7	47.7	100.4
Broadcasting	3.4	1.8	9.7	5.4
Leisure and Entertainment	1.0	1.0	1.4	2.3
Interactive Technologies and Communications	1.1	0.4	2.6	0.9
Internet/Portals	0.7	0.6	3.1	1.2
Head Office	—	—	0.1	0.3

	$102.7	$105.4	$300.4	$327.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Net income (loss)	$84.8	$46.6	$214.7	$(72.6)
Other comprehensive income, net of income taxes
Unrealized (loss) gain on translation of net investments in foreign operations	(0.6)	0.2	(2.0)	0.2
Unrealized loss on derivative instruments, including income tax credits of $8.9 million and $18.2 million in the three-month and nine-month periods ended September 30, 2007, respectively	3.0	—	17.7	—

	2.4	0.2	15.7	0.2

COMPREHENSIVE INCOME (LOSS)	$87.2	$46.8	$230.4	$(72.4)

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Deficit at beginning of period, as previously reported	$2,638.4	$2,667.3	$2,731.5	$2,538.1
Cumulative effect of changes in accounting policies	—	—	14.3	—

Deficit at beginning of period, as restated	2,638.4	2,667.3	2,745.8	2,538.1

Net (income) loss	(84.8)	(46.6)	(214.7)	72.6

	2,553.6	2,620.7	2,531.1	2,610.7
Dividends	22.5	—	45.0	10.0

Deficit at end of period	$2,576.1	$2,620.7	$2,576.1	$2,620.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Cash flows related to operations
Net income (loss) from continuing operations	$84.8	$46.6	$209.5	$(73.5)
Adjustments for:
Amortization of property, plant and equipment	68.7	62.5	205.8	186.0
Amortization of deferred charges and of other assets	4.0	1.8	8.7	6.4
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments	(5.4)	(4.5)	2.6	4.2
Loss on revaluation of the Additional Amount payable	—	5.8	5.2	2.4
Loss on debt refinancing	—	10.5	—	342.1
Repayment of accrued interest on Senior Discount Notes	—	(6.0)	—	(197.3)
Amortization of financing costs and long-term debt discount	1.0	1.0	3.0	6.3
Non-controlling interest	2.6	1.3	11.0	7.2
Future income taxes	32.1	16.1	61.9	(86.4)
Other	2.0	2.0	(0.7)	1.5

	189.8	137.1	507.0	198.9
Net change in non-cash balances related to operations	13.0	15.0	(41.5)	(70.1)

Cash flows provided by continuing operations	202.8	152.1	465.5	128.8
Cash flows provided by discontinued operations	—	—	1.4	0.9

Cash flows provided by operations	202.8	152.1	466.9	129.7

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(430.7)	(3.0)	(436.5)	(9.3)
Additions to property, plant and equipment	(102.7)	(105.4)	(300.4)	(327.3)
Proceeds from disposal of a business	7.7	—	7.7	—
Net decrease in temporary investments	0.2	—	1.2	40.5
Proceeds from disposal of assets	0.8	7.8	3.6	8.5
Decrease in advance receivable from parent company	—	15.9	—	15.9
Acquisition of tax deductions from parent company	—	(16.1)	—	(16.1)
Other	—	(0.9)	(1.2)	(2.6)

Cash flows used in investing activities	(524.7)	(101.7)	(725.6)	(290.4)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(6.0)	6.5	(15.8)	10.5
Issuance of long-term debt, net of financing fees	0.5	56.5	10.8	1,225.7
Net borrowings (repayments) under revolving and bridge bank facilities	524.3	(43.3)	500.2	123.4
Repayment of long-term debt and unwinding of hedging contracts	(9.0)	(38.4)	(19.4)	(1,172.9)
Repayment of the Additional Amount payable	(127.2)	—	(127.2)	—
Net decrease in prepayments under cross-currency
swap agreements	—	—	—	21.6
Dividends and reduction of Common Shares paid-up capital	(22.5)	(11.3)	(45.0)	(91.3)
Dividends paid to non-controlling shareholders	(1.0)	(1.3)	(2.9)	(3.3)
Other	(3.9)	—	(3.1)	(0.8)

Cash flows provided by (used in) financing activities	355.2	(31.3)	297.6	112.9

Net increase (decrease) in cash and cash equivalents	33.3	19.1	38.9	(47.8)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	0.1	(0.8)	(0.1)
Cash and cash equivalents at beginning of period	39.2	30.3	34.1	97.4

Cash and cash equivalents at end of period	$72.2	$49.5	$72.2	$49.5

Cash and cash equivalents consist of
Cash	$27.4	$14.5	$27.4	$14.5
Cash equivalents	44.8	35.0	44.8	35.0

	$72.2	$49.5	$72.2	$49.5

Cash interest payments	$40.5	$66.3	$144.2	$398.7
Cash income tax payments (net of refunds)	(1.6)	0.8	(2.5)	8.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	September 30	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$72.2	$34.1
Temporary investments	0.2	1.4
Accounts receivable	448.8	426.2
Income taxes	8.9	17.3
Amounts receivable from parent company and companies under common control	1.3	—
Inventories and investments in televisual products and movies	171.8	158.7
Prepaid expenses	40.1	24.4
Future income taxes	144.0	65.9

	887.3	728.0

PROPERTY, PLANT AND EQUIPMENT	1,964.5	1,830.1
FUTURE INCOME TAXES	62.0	61.1
OTHER ASSETS	271.6	243.6
GOODWILL	4,178.9	3,721.1

	$7,364.3	$6,583.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$4.9	$20.6
Accounts payable and accrued charges	609.9	592.4
Deferred revenue	196.3	177.6
Income taxes	6.7	8.8
Amounts payable to parent company and companies under common control	—	11.9
Additional Amount payable	—	122.0
Current portion of long-term debt	26.3	23.1

	844.1	956.4

LONG-TERM DEBT	3,004.1	2,773.0
DERIVATIVE FINANCIAL INSTRUMENTS	666.6	231.3
OTHER LIABILITIES	82.2	125.2
FUTURE INCOME TAXES	246.7	118.9
NON-CONTROLLING INTEREST	148.0	142.1

SHAREHOLDERS’ EQUITY
Capital stock	1,752.4	1,752.4
Contributed surplus	3,217.2	3,217.2
Deficit	(2,576.1)	(2,731.5)
Accumulated other comprehensive loss	(20.9)	(1.1)

	2,372.6	2,237.0

	$7,364.3	$6,583.9

Supplementary Disclosure Quarter / 9-Month Period Ended September 30, 2007 For additional information, please contact Louis Morin, Vice President and Chief Financial Officer, at (514) 380-1912 or Jean-Francois Pruneau, Treasurer, at (514) 380-4144 Investor.relations@Quebecor.com Safe Harbor Act Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company's public filings with the Securities Exchange Commission.

QUEBECOR MEDIA INC.

Supplementary Disclosure
September 30, 2007
Debt Schedule

		(in millions)
Quebecor Media		
Revolving Credit Facility due 2011 (Availability: $100)		-
Export Financing due 2015		$65.9
Term Loan A due 2011		106.3
Term Loan B due 2013		343.0
Senior Bridge Credit Facility due 2017		420.0
7 3/4% Senior Notes due 2016		522.2
		1,457.4
Videotron		
Revolving Credit Facility due 2009 (Availability: $450)		160.5
6 7/8% Senior Notes due 2014		655.5
6 3/8% Senior Notes due 2015		173.4
		989.4
Sun Media		
Revolving Credit Facility due 2008 (Availability: $75)		-
Term Loan B due 2009		178.7
Term Loan C due 2009		39.0
7 5/8% Senior Notes due 2013		201.7
		419.4
Osprey Media		
Revolving Credit Facility due 2011 (Availability: $65)		27.0
Term Loan due 2011		133.3
		160.3
TVA		70.5
Other		4.9
Total Quebecor Media		**$3,101.9**
Cross-Currency Derivative Instruments (FX Rate Differential) [1]		567.1
Cash-on-Hand		
Quebecor Media		72.4
Videotron	$20.3	
Sun Media	30.3	
Osprey Media	-	
Quebecor Media Parent	(42.2)	
Other (subsidiaries not 100% owned)	64.0	
		$72.4

[1] Classified under "Other assets" or "Other liabilities" in Quebecor Media's financial statements

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CABLE

Supplementary Disclosure
September 30, 2007
Operating Results

	2007			2006	
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed ('000)	2,487	2,475	2,464	2,457	2,449
Basic Customers ('000)	1,616	1,585	1,583	1,572	1,553
Basic Penetration	65.0%	64.0%	64.2%	64.0%	63.4%
Extended Tier Customers ('000)	1,356	1,326	1,324	1,313	1,292
Extended Tier Penetration	83.9%	83.7%	83.6%	83.5%	83.2%
Digital Set-Top Boxes ('000)	877	819	782	739	681
Digital Customers ('000)	720	679	653	624	585
Digital Penetration	44.6%	42.8%	41.3%	39.7%	37.7%
Cable Internet Customers ('000)	899	854	828	792	754
Cable Internet Penetration	55.6%	53.9%	52.3%	50.4%	48.6%
Telephony Customers ('000)	574	504	449	398	344
Telephony Penetration	35.5%	31.8%	28.4%	25.3%	22.2%
Wireless Customers ('000)	39	31	20	12	1

	3rd Quarter			YTD		
	2007	2006	VAR	2007	2006	VAR
(in millions)						
Revenues	$394.6	$330.7	19.3%	$1,125.3	$946.6	18.9%
Cable Television	185.2	170.1	8.9%	544.9	501.9	8.6%
Internet	106.3	88.0	20.8%	307.8	249.6	23.3%
Business Solution	17.6	18.0	-2.2%	52.7	55.4	-4.9%
Telephony	57.3	29.8	92.3%	147.8	72.2	104.7%
Other	28.2	24.8	13.7%	72.1	67.5	6.8%
EBITDA	$172.3	$133.0	29.5%	$467.0	$372.7	25.3%
EBITDA Margin (%)	43.7%	40.2%		41.5%	39.4%	
CAPEX (NCTA Standard Reporting Categories)						
Customer Premise Equipment	$33.7	$23.8		$89.3	$81.0	
Scalable Infrastructure	16.3	24.5		51.3	52.3	
Line Extensions	9.0	5.8		17.0	20.0	
Upgrade / Rebuild	9.5	14.2		41.8	33.8	
Support Capital	8.0	5.6		32.8	27.5	
Total - NCTA Classification	$76.6	$73.9	3.7%	$232.2	$214.6	8.2%
Other	2.2	2.0		4.0	4.6	
Total - Capital Expenditures	$78.8	$75.9	3.8%	$236.2	$219.2	7.8%
2-Way Capability	100%	98%		100%	98%	
Cable Television ARPU	$38.58	$36.88		$38.13	$36.58	
Total ARPU	$72.66	$62.42		$70.00	$60.04	

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NEWSPAPERS

Supplementary Disclosure
September 30, 2007
Operating Results

	3rd Quarter			YTD		
	2007	2006	VAR	2007	2006	VAR
Linage ('000)						
Urban Dailies	42,374	42,771	-0.9%	128,698	130,383	-1.3%
(in millions)						
Revenues	$259.5	$220.9	17.5%	$721.6	$681.5	5.9%
Advertising	189.9	157.3	20.7%	525.7	487.7	7.8%
Circulation	43.0	38.9	10.5%	119.8	118.7	0.9%
Other	26.6	24.7	7.7%	76.1	75.1	1.4%
Urban Dailies [1]	$160.2	$163.0	-1.7%	$493.3	$498.6	-1.1%
Community Newspapers [1]	73.3	72.3	1.4%	226.2	223.4	1.3%
Osprey Media	35.9	-	n.m.	35.9	-	n.m.
EBITDA	$60.1	$46.8	28.4%	$149.3	$144.1	3.6%
EBITDA Margin (%)	23.2%	21.2%		20.7%	21.1%	
Change in Newsprint Expense			4.1%			-2.4%

[1] Before eliminations

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QUEBECOR MEDIA INC.

Supplementary Disclosure
September 30, 2007
Shares Held in Subsidiaries

	Number of Shares Owned	% Equity	% Voting
TVA	12,227,271	45.2%	99.9%
Canoë	651 [1]	92.5% [2]	100.0% [2]
Nurun [3]	19,076,605	56.0%	56.0%

[1] Excluding 104 shares that are held by TVA

[2] % Equity and % Voting include Quebecor Media's interest in the 104 shares that are held by TVA

[3] Excluding 500,000 shares held by Quebecor World

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	November 6, 2007